LOAN AGREEMENT

This Loan Agreement dated as of the 9th day of May, 2006 by and between Genco Power Solutions, Inc. with offices at 1141 South Rogers Circle, Suite 4, Boca Raton, Florida 33487 ("Borrower") and New Valu, Inc., with offices at 300 Plaza Drive, Vestal, New York 13850 ("Lender").

WITNESSTH

Borrower has requested that Lender extend credit in the amount of $2,100,000.00 and Lender has agreed upon the following terms and conditions.

NOW THEREFORE in consideration of $1.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged the parties agree hereto as follows:

1. **DEFINITIONS.** The following words shall have the following meanings when used in this Agreement. Terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code as enacted in the State of New York. All references to dollar amounts shall mean amounts in lawful money of the United States of America.

    a. **Agreement.** The word "Agreement" means this Loan Agreement, as it may be amended or modified from time to time, together with all exhibits and schedules attached to this Loan Agreement from time to time.

    b. **Borrower.** The word "Borrower" means Genco Power Solutions, Inc.

    c. **Collateral.** The word "Collateral" means and includes without limitation all accounts receivable and inventory and all other assets of Borrower including, but not limited to accounts, contracts, furniture, fixtures and equipment of the Borrower which are all granted as collateral security for the Loan, whether granted now or in the future, and whether granted in the form of a security interest.

    d. **Default Interest Rate.** The words "Default Interest Rate" mean the Prime Rate plus 12% or the highest rate permitted by applicable law, whichever is less.

    e. **Intentionally Omitted.**

    f. **Event of Default.** The words "Event of Default" mean and include without limitation any of the Events of Default set forth below in the section titled "EVENTS OF DEFAULT."

    g. **Facility Term.** The words "Facility Term" mean May 8, 2007 which date shall also be referred to as the "Maturity Date".

h.   **Grantor.** The word "Grantor" means and includes without limitation each and all of the persons or entities granting a Security Interest in any Collateral for the Indebtedness, including without limitation the Borrower.

i.   **Guarantor.** The word "Guarantor" means John P. Acunto, Jr. and Adsouth Partners, Inc.

j.   **Guaranty.** The word "Guaranty" means the document by which the Guarantor guarantees the validity of Borrower's obligations to the Lender.

k.   **Indebtedness.** The word "Indebtedness" means and includes without limitation all Loans and obligations of the Borrower to the Lender pursuant to this Agreement, whether recovery upon such Indebtedness may be or hereafter may become barred by any statute of limitations; and whether such Indebtedness may be or hereafter may become otherwise unenforceable.

l.   **Interest Rate.** The words "Interest Rate" means Prime Rate as the same may change from time to time plus 7½ %per annum. As of this date, the initial Interest Rate is 15¼%, subject to adjustment as provided above

m.   **Lender.** The word "Lender" means New Valu, Inc., its successors and assigns.

n.   **Loan.** The word "Loan" or "Loans" means and includes without limitation any and all loans made by the Lender to the Borrower pursuant to the credit facility provided for in this Agreement.

o.   **Note.** The word "Note" means the note of the Borrower to the Lender in the form of Exhibit "A" attached hereto.

p.   **Related Documents.** The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, assignments of lease, subordination agreements, stock pledge agreements, warrants, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

q.   **Security Agreement.** The words "Security Agreement" mean and include without limitation any agreements, promises, covenants, arrangements, understandings or other agreements, whether created by law, contract, or otherwise, evidencing, governing, representing, or creating a Security Interest.

r.   **Security Interest.** The words "Security Interest" mean and include without limitation any type of collateral security, whether in the form of a lien, charge, mortgage, deed of trust, assignment, pledge, chattel mortgage, chattel trust, factor's lien, equipment trust conditional sale, trust receipt, lien or title retention contract, lease or consignment intended as a security device, or any other security or lien interest whatsoever, whether created by law, contract, or otherwise.

2.   **LOAN.** Subject to the terms and conditions of this Agreement the Lender agrees to loan to the Borrower the sum of $2,100,000.00.

a.   **Advances.** Lender shall advance the sum of $2,100,000.000 of the loan proceeds to Borrower at closing which closing shall occur no later than May 8, 2006. Lender is authorized to pay from such proceeds, the principal balance plus accrued interest of any existing loan with lender and HSK Funding, Inc. In addition, Lender shall withhold and pay directly to Levene Gouldin & Thompson, LLP its attorneys fees not to exceed $8,000.00.

b.   **Interest Rate.** The outstanding Loans hereunder shall bear interest at the Interest Rate except as provided in Section 2c hereof.

c.   **Default Interest Rate.** Upon the occurrence and during the continuance of an Event of Default, the outstanding Loans hereunder shall bear interest at the Default Interest Rate.

d.   **Note.** The Loans hereunder shall be evidenced by the Note dated on even date herewith, duly completed and executed and delivered by the Borrower.

e.   **Repayment.** Repayment shall be made in accordance with the terms of the Note.

f.   **Use of Proceeds.** The Borrower shall use the Loan proceeds for operating capital.

g.   **Prepayments.** The Borrower shall have the right to prepay the Loan hereunder at any time or from time to time with a prepayment premium equal to one percent (1%) of the amount prepaid.

h.   **Subordinated Debt.** Borrower's obligation to any shareholder, officer or director or any affiliate thereof or family member shall be subject and subordinate to the Loan and said individual shall execute and deliver his written subordination agreement to that effect in form and substance satisfactory to Lender and Lender's counsel.

i.   **Credit Facility Fee.** As further consideration for the credit provided by Lender to Borrower hereunder, Borrower shall pay to Lender a fee in the amount of $21,000.00 payable at closing.

j.   **Intentionally Omitted.**

k.   Borrower agrees to pay any intangible tax or any other imposition or tax required in connection with this Loan.

3.   **CONDITIONS PRECEDENT.** Lender's obligation to make advances hereunder shall be subject to the fulfillment, to the Lender's satisfaction, of the following conditions:

   a.   **Loan Documents.** Borrower shall provide to Lender, in form satisfactory to Lender and its counsel, the loan documents together with such other documents required under this Agreement or by Lender or its counsel.

   b.   **Borrower's Authorization.** Borrower shall have provided in form and substance satisfactory to Lender and its counsel, certified resolutions, duly authorizing the execution and delivery of this Agreement, the Demand Note and the Related Documents, and such other authorizations and other documents and instruments as Lender or its counsel, in their sole discretion, may require.

   c.   **Fees and Expenses.** Borrower shall have paid to Lender all fees, charges, and other expenses which are then due and payable as specified in this Agreement or any Related Document, including, without limitation, Lender's legal fees and expenses (but not to exceed $8,000.00) incurred in connection with the documentation and closing of the Loan which shall be payable at closing.

   d.   **Representations and Warranties.** The representations and warranties set forth in this Agreement, and the Related Documents, and in any document or certificate delivered to the Lender under this Agreement are true and correct.

   e.   **No Event of Default.** There shall not exist at the time of any advance a condition which would constitute an Event of Default under this Agreement.

   f.   **Consents.** All governmental, shareholder and third party consents and approvals necessary or desirable and the other transactions contemplated by this Agreement shall have been obtained; all such consents and approvals shall be in full force and effect; and all applicable waiting periods shall have expired without any action being taken by any authority that could restrain, prevent, or impose any material adverse conditions on the Loan facility and no law or regulation shall be applicable which in the judgment of the Lender and its counsel could have such effect.

   g.   **Absence of Restraints.** There shall not exist any order, decree, judgment, ruling or injunction which restrains the Borrower in the performance of its obligations hereunder or any pending or threatened action, suit, investigation or proceeding which, if adversely determined, could materially and adversely effect the Borrower, any transaction contemplated by this Agreement or the Lender's exercise of its rights hereunder.

   h.   **No Adverse Changes.** There shall be no adverse changes, in the Lender's sole and absolute opinion, in the business, assets, liabilities, operations or financial condition of the Borrower.

i.   **Other Conditions**. The Borrower shall have satisfied such other conditions or terms as required by the Lender in connection herewith and which are usual and customary for a transaction of the type provided herein.

4.   **REPRESENTATIONS AND WARRANTIES**. Borrower represents and warrants to Lender, as of the date of this Agreement, as of the date of any renewal, extension or modification of any Loan, and at all times any Indebtedness exists:

a.   **Organization**. The Borrower is a corporation which is duly organized, validly existing, and in good standing under the laws of the State of Florida. The Borrower has the full power and authority to own its properties and to transact the businesses in which it is presently engaged or presently proposes to engage. The Borrower also is duly qualified as a foreign corporation and is in good standing in all states in which the failure to so qualify would have a material adverse effect on its businesses or financial condition.

b.   **Authorization**. The execution, delivery, and performance of this Agreement and all Related Documents by Borrower, to the extent to be executed, delivered or performed by Borrower, have been duly authorized by all necessary action by Borrower; do not require the consent or approval or any other person, regulatory authority, court or governmental body and do not conflict with, result in a violation of, or constitute a default under (a) any provision of its articles of incorporation or organization, or bylaws, or any agreement or other instrument binding upon Borrower or (b) any law, governmental regulation, court decree, or other applicable to Borrower.

c.   **Financial Information**. Each financial statement of Borrower supplied to Lender truly and completely disclosed Borrower's financial condition. Borrower has no material contingent obligations except as disclosed in such financial statements.

d.   **Legal Effect**. This Agreement constitutes, and any instrument or agreement required hereunder to be given by Borrower when delivered will constitute, legal, valid and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms.

e.   **Litigation and Claims**. No litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Borrower is pending or threatened, and no other event has occurred which may materially adversely affect Borrower's financial condition or properties, other than litigation, claims, or other events, if any, that have been disclosed and consented to by Lender.

f.   **Taxes**. To the best of Borrower's knowledge, all tax returns and reports of Borrower that are or were required to be filed, have been filed, and all taxes, assessments and other governmental charges have been paid in full, except those presently being or to be contested by Borrower in good faith and in the ordinary course of business and for which adequate reserves have been provided.

g. **Lien Priority.** Borrower has not entered into or granted any Security Agreements, or permitted the filing or attachment of any Security Interests on or affecting any of the property of Borrower or Collateral directly or indirectly, the repayment of Borrower's Loan and Note, that would be prior or that may in any way be superior to Lender's Security Interests and rights in and to such Collateral.

h. **Binding Effect.** This Agreement, the Note, all Security Agreements directly or indirectly securing repayment of Borrower's Loan and Note and all the Related Documents are binding upon Borrower as well as upon Borrower's successors, representatives and assigns, and are legally enforceable in accordance with their respective terms.

i. **Commercial Purposes.** Borrower intends to use the Loan proceeds solely for business or commercial related purposes in the ordinary course of its business.

j. **Location of Borrower's Office and Records.** Borrower's place of business, or Borrower's Chief executive offices, if Borrower has more than one place of business, is located at 1141 South Rogers Circle, Suite 4, Boca Raton, Florida 33487. Unless Borrower has designated otherwise in writing this location is also the office or offices where Borrower keeps its records concerning the Collateral.

k. **Information.** All information heretofore or contemporaneously herewith furnished by Borrower to Lender for the purposes of or in connection with this Agreement or any transaction contemplated hereby is, and all information hereafter furnished by or on behalf of Borrower to Lender will be, true and accurate in every material aspect on the date as of which such information is dated or certified; and none of such information is or will be incomplete by omitting to state any material fact necessary to make such information not misleading.

l. **Survival of Representations and Warranties.** Borrower understands and agrees that Lender, without independent investigation, is relying upon the above representations and warranties in making the above referenced Loan to Borrower. Borrower further agrees that the foregoing representations and warranties shall be continuing in nature and shall remain in full force and effect until such time as Borrower's Indebtedness shall be paid in full, or until this Agreement shall be terminated in the manner provided above, whichever is the last to occur.

5. **AFFIRMATIVE COVENANTS.** Borrower covenants and agrees with Lender that, while this Agreement is in effect, Borrower will:

a. **Litigation.** Promptly inform Lender in writing of (a) all material adverse changes in Borrower's financial condition, and (b) all existing and all threatened litigation, claims, investigations, administrative proceedings or similar actions affecting Borrower which could materially affect the financial condition of Borrower.

b.   **Financial Records.** Maintain its books and records in accordance with generally accepted accounting principles, applied on a consistent basis, and permit Lender to examine and audit Borrower's books and records at all reasonable times.

c.   **Financial Statements.** Furnish Lender with, as soon as available, copies of all financial statements issued by Borrower within 30 days of their issuance. Lender shall have full access to the books and records of the Borrower. Lender shall receive copies of all monthly, quarterly and annual financial statements.

d.   **Additional Information.** Furnish such additional information and statements, lists of assets and liabilities, agings of receivables and payables, inventory schedules, budgets, forecasts, tax returns, and other reports with respect to Borrower's financial condition and business operations as Lender may request from time to time.

e.   **Insurance.** Maintain appropriate risk insurance, public liability insurance, and such other insurance as Lender may require with respect to Borrower's properties and operations, in form, amounts, coverages and with insurance companies reasonably acceptable to Lender. Borrower, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least thirty (30) days' prior written notice to Lender. Borrower shall use its best efforts to provide that each insurance policy shall also include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission or default of Borrower or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest for the Loans, Borrower will provide Lender with such loss payable or other endorsements as Lender may require.

f.   **Insurance Reports.** Furnish to Lender, upon request of Lender, reports on each existing insurance policy showing such information as Lender may reasonably request, including without limitation the following: (a) the name of the insurer; (b) the risks insured; (c) the amount of the policy; (d) the properties insured; (e) the then current property values on the basis of which insurance has been obtained, and the manner of determining those values; and (f) the expiration date of the policy. In addition, upon request of Lender, Borrower will have an independent appraiser satisfactory to Lender determine, as applicable, the actual cash value or replacement cost of any Collateral. The cost of such appraisal shall be paid by Borrower.

g.   **Other Agreements.** Comply with all terms and conditions of all other agreements, whether now or hereafter existing, between Borrower and any other party and notify Lender immediately in writing of any default in connection with any other such agreements.

h.   **Loan Proceeds.** Use all Loan proceeds solely for Borrower's ordinary and customary business operations, unless specifically consented to the contrary by Lender in writing.

i.   **Taxes, Charges and Liens.** Pay and discharge when due all of its indebtedness and obligations, including without limitation all assessments, taxes, governmental charges, levies and liens, of every kind and nature, imposed upon Borrower or its properties, income, or profits, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon any of Borrower's properties, income, or profits. Provided, however, Borrower will not be required to pay and discharge any such assessment, tax, charge, levy, lien or claim so long as (a) the legality of the same shall be contested in good faith by appropriate proceedings, and (b) Borrower shall have established on its books adequate reserves with respect to such contested assessment, tax, charge, levy, lien, or claim in accordance with generally accepted accounting practices. Borrower, upon demand of Lender, will furnish to Lender evidence of payment of the assessments, taxes, charges, levies, liens and claims and will authorize the appropriate governmental official to deliver to Lender at any time a written statement of any assessments, taxes, charges, levies, liens and claims against Borrower's properties, income, or profits.

j.   **Performance.** Perform and comply with all terms, conditions, and provisions set forth in this Agreement and in the Related Documents in a timely manner, and promptly notify Lender if Borrower learns of the occurrence of any event which constitutes an Event of Default under this Agreement or under any of the Related Documents.

k.   **Operations.** Maintain executive and management personnel with substantially the same qualifications and experience as the present executive and management personnel; provide written notice to Lender of any change in executive and management personnel; conduct its business affairs in a reasonable and prudent manner and in compliance with all applicable federal, state and municipal laws, ordinances, rules and regulations respecting its properties, charters, capital adequacy, business and operations, including without limitation, compliance with the Americans With Disabilities Act and with all minimum funding standards and other requirements of ERISA and other laws applicable to Borrower's employee benefit plans.

l.   **Inspection.** Permit employees or agents of Lender at any reasonable time to inspect any and all Collateral for the Loan or Loans and to examine or audit Borrower's books, accounts, and records and to make copies and memoranda of Borrower's books, accounts, and records. If Borrower now or at any time hereafter maintains any records (including without limitation computer generated records, and computer software programs for the generation of such records) in the possession of a third party, Borrower, upon request of Lender, shall notify such party to permit Lender free access to such records at all reasonable times and to provide Lender with copies of any records it may request, all at Borrower's expense.

m.   **Reporting Requirements**. Comply with all usual and customary reporting requirements applicable to the Borrower.

n.   **Additional Assurances**. Make, execute and deliver to Lender such promissory notes, mortgages, deeds of trust, security agreements, financing statements, instruments, documents and other agreements as Lender or its attorneys may reasonably request to evidence and secure the Loans and to perfect all Security Interests.

6.   **NEGATIVE COVENANTS**. Borrower covenants and agrees with Lender that while this Agreement is in effect, Borrower shall not, without the prior written consent of Lender:

a.   **Indebtedness and Liens**. (a) Except for trade debt incurred in the normal course of business and indebtedness to Lender contemplated by this Agreement, create, incur or assume indebtedness for borrowed money, including capital leases, (b) sell, transfer, mortgage, assign, pledge, lease, grant a security interest in, or encumber any of Borrower's assets, (c) sell with recourse any of Borrower's accounts, except to Lender, or (d) pay any unsecured creditor of Borrower without the express written consent of Lender.

b.   **Continuity of Operations**. Engage in any business activities substantially different from those in which Borrower is presently engaged, (b) cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, change ownership, change its name, dissolve or transfer or sell Collateral out of the ordinary course of business, (c) pay any dividends on Borrower's stock (other than dividends payable in its stock), or issue any options or warrants for stock in the Borrower.

c.   **Loans, Acquisitions and Guaranties**. (a) Except in the ordinary course of business, Loan, invest in or advance money or assets, (b) Except in the ordinary course of business, purchase, create or acquire any interest in any other enterprise or entity, or (c) incur any obligation as surety or guarantor other than in the ordinary course of business.

d.   **Sale of Assets**. Sell, lease, assign, transfer or otherwise dispose of, or permit any of its subsidiaries to sell, lease, assign, transfer or otherwise dispose of, any of its now owned or hereafter acquired assets (including, without limitation, shares of stock and indebtedness of such subsidiaries, receivables and leasehold interests.

e.   **Mergers, Etc.** Merge or consolidate with, or sell, assign, lease or otherwise dispose of (whether in one transactions in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to, any person, or permit any of its subsidiaries to do so if such subsidiary's action would have a material adverse affect on the Borrower.

7.   **EVENTS OF DEFAULT.** Each of the following shall constitute an Event of Default under this Agreement:

a.   **Default on Indebtedness.** Failure of Borrower to make any payment when due on the Loan.

b.   **Other Defaults.** Failure of Borrower to comply with or to perform when due any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents, or failure of Borrower to comply with or to perform any other term, obligation, covenant or condition contained in any other agreement between Lender and Borrower, provided Lender has given Borrower thirty (30) days written notice to cure such default and Borrower has failed to cure within such thirty (30) day period or if such default is not capable of being cured within said thirty (30) day period, that Borrower has not commenced to cure and diligently proceed to cure such default.

c.   **Default in Favor of Third Parties.** Should Borrower default under any loan, extension of credit, security agreement, purchase or sale agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay the Loans or perform their respective obligations under this Agreement or any of the Related Documents.

d.   **False Statements.** Any warranty, representation or statement made or furnished to Lender by or on behalf of Borrower under this Agreement or the Related Documents is false or misleading in any material respect at the time made or furnished, or becomes false or misleading at any time thereafter.

e.   **Defective Collateralization.** This Agreement or any of the Related Documents ceases to be in full force and effect (including, without limitation, failure of any Security Agreement to create a valid and perfected Security Interest) at any time and for any reason.

f.   **Bankruptcy Events.** Borrower commences, or has commenced against it, any proceeding or request for relief under any bankruptcy, insolvency or similar laws now or hereafter in effect in the United States of America or any state or territory thereof, or any formal or informal proceeding for the dissolution or liquidation of, settlement of claims against or winding up of affairs of the Borrower.

g.   **Adverse Change.** A material adverse change occurs in Borrower's financial condition, or Lender reasonably believes the prospect of payment of performance of the Indebtedness is impaired.

8.   **EFFECTS OF AN EVENT OF DEFAULT.** If any Event of Default shall occur, except where otherwise provided in this Agreement or the Related Documents, all commitments and obligations of Lender under this Agreement or the Related Documents or any other agreement immediately will terminate and, all Lender's options, all Indebtedness immediately will become due and payable, all without notice of any kind to Borrower. In addition, Lender shall have all rights and remedies provided in the Agreement, Related Documents, or available at law, in equity or otherwise. Except as may be prohibited by applicable law, all of Lender's rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower shall not affect Lender's rights to declare a default and to exercise its rights and remedies.

9.   **MISCELLANEOUS PROVISIONS.** The following miscellaneous provisions are a part of this Agreement:

a.   **Amendments.** This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

b.   **Applicable Law. This Agreement has been delivered to Lender and accepted by lender in the State of New York. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Broome County in the State of New York. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to its principles of conflicts of law.**

c.   **Caption Headings.** Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

d.   **Costs and Expenses.** Borrower agrees to pay upon demand all of Lender's expenses, including without limitation reasonable attorneys' fees, incurred in connection with the preparation, execution, enforcement, modification and collection of this Agreement and the Related Documents or in connection with the Loans made pursuant to this Agreement. Borrower further agrees to pay all costs and expenses incurred by lender to collect the Loans and to enforce this Agreement. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including reasonable attorneys' fees for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Borrower also will pay any court costs, in addition to all other sums provided by law.

e.   **Notices.** All notices required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered or if delivery is refused when deposited with a nationally recognized overnight courier or deposited in the United States certified mail-return receipt, postage prepaid, addressed to the party to whom the notice is to be given at the address shown above. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. To the extent permitted by applicable law, notice to any Borrower will constitute notice to all Borrowers. For notice purposes, Borrower will keep Lender informed at all times of Borrower's current address(es). Notice to Borrower shall be given to Borrower at its principal executive offices, presently located at 1141 South Rogers Circle, Suite 11, Boca Raton, Florida 33487, telecopier (561) 750-0420, attention of Mr. Anton Lee Wingeier, President, and notice to Lender shall be given to Lender at 300 Plaza Drive, Vestal, New York 13850, attention of Burton I. Koffman with a copy to Howard M. Rittberg, 450 Plaza Drive, Vestal, New York 13850, or to such other address or person as either party may, from time to time, advise the other.

f.   **Severability.** If a court of competent jurisdiction finds any provision of this Agreement to be invalid or unenforceable as to any person or circumstances, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. If feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

g.   **Subsidiaries and Affiliates of Borrower.** To the extent the context of any provisions of this Agreement makes it appropriate, and with respect to any representation, warranty or covenant, the word "Borrower" as used herein shall include all subsidiaries and parent company's of Borrower. Notwithstanding the foregoing however, under no circumstances shall this Agreement be construed to require Lender to make any Loan or other financial accommodation to any subsidiary or affiliate of Borrower, nor shall the Lender have any recourse against the parent of Borrower nor shall the parent of Borrower be deemed a guarantor of the Loan.

h.   **Successors and Assigns.** All covenants and agreements contained by or on behalf of Borrower shall bind its successors and assigns. Borrower shall not, however, have the right to assign its rights under this Agreement or any interest therein, without the prior written consent of Lender.

i.   **Survival.** All warranties, representations, and covenants made by Borrower in this Agreement or in any certificate or other instrument delivered by Borrower to Lender and will survive the making of the Loan and delivery to Lender of the Related Documents, regardless of any investigation made by Lender or on Lender's behalf.

j.   **Time Is of the Essence.** Time is of the essence in the performance of this Agreement.

k.   **Waiver.** Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Borrower, or between Lender and any Grantor, shall constitute a waiver of any of Lender's rights or of any obligations of Borrower or of any Grantor as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent in subsequent instances where such consent is required, and in all cases such consent may be granted or withheld in the sole discretion of Lender.

l.   **Indemnification.** The Borrower shall indemnify, hold harmless and defend the Lender from and against any and all losses, liabilities, claims, damages and expenses (including attorneys' fees and expenses and settlement costs) arising out of or related to this Agreement, the Loan, or the Related Documents.

m.   **Facsimile.** The Borrower agrees that a facsimile of an executed copy of this Loan Agreement shall be considered the same as an original for all purposes.

n.   Borrower will provide the Lender, or its assigns, with a right of first refusal to offer customers of Borrower's products a financing option at an annual percentage rate of 17.99%. Lender understands Borrower currently has a consumer financing arrangement with Service Finance Company LLC ("Service"), and any obligations that Borrower has to Lender pursuant to this Section 4 are and shall be subject to Borrower's agreement and relationship with Service. The Lender understands that any credit or other agreement which the Lender may have with an end user or consumer of the products (a) is between the Lender and the consumer, (b) will be in compliance with all applicable licensing and consumer protection legislation. The Lender shall be responsible for its own marketing personnel, and the Lender shall not use any trademark or trade name of Adsouth. The Lender understands and agrees that Borrower will have no credit responsibility of any kind and no other obligation with respect to the obligations of any consumer, and that Lender will have to conduct its own credit analysis.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT THE DAY AND YEAR FIRST WRITTEN ABOVE.

Genco Power Solutions, Inc..

By: /S/ Anton Lee Wingeier
     CEO

New Valu, Inc.

By: _____

Exhibit "B"

LIST OF EXHIBITS

Note

Security Agreement

PROMISSORY NOTE

Principal $2,100,000.00	Loan Date 05-08-06	Maturity 06-08-07	Loan No ***	Call ***	Collateral ***	Account ***	Officer ***	Initials ***

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.

Borrower: Genco Power Solutions, Inc.   **Lender:**   New Valu, Inc.
1141 South Rogers Circle, Suite 11   300 Plaza Drive
Boca Raton, Florida 33427   Vestal, NY 13850

Principal Amount: $2,100,000.00   **Interest Rate: 15.25%**   **Date of Note: May 8, 2006**

PROMISE TO PAY. To repay Borrower's loan, Genco Power Solutions, Inc., (the "Borrower") promises to pay to New Valu, Inc. ("Lender"), or order, in lawful money of the United States of America, the principal amount of Two Million One Hundred Thousand and 00/100 Dollars ($2,100,000.00) or so much thereof as may be advanced and outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Commencing on June 8, 2006 Borrower shall make a principal payment of $58,333.33 plus accrued interest and on the 8th day of each month thereafter until June 8, 2007 when the entire unpaid principal balance plus accrued interest shall be due and payable.

INTEREST RATE. The interest rate on this Note is the Prime Rate as the same may change from time to time plus 7.5% per annum. As of the date of this Note, the Initial Interest Rate is 15.25%, subject to adjustment as provided above.

PREPAYMENT. If all or any portion of the principal is repaid prior to December 8, 2006, the Borrower will pay a prepayment penalty to Lender in the amount of one percent (1%) of the amount prepaid. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of principal and accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: New Valu, Inc., 300 Plaza Drive, Vestal, New York 13850.

LATE CHARGE. If a payment is 5 days or more late Borrower will be charged 5.000% of the unpaid portion of the regularly scheduled payment of principal and/or interest, including the final principal payment or $500.00, whichever is greater.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the interest rate on this Note to twenty-one percent (21%) or the maximum rate permitted by applicable law, whichever is less.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents including the Loan Agreement or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Adsouth. John Acunto, Jr. is no longer a paid consultant to Adsouth Partners, Inc.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. This dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, it its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness. In the event of a death, Lender, at its option, may, but shall not be required to, permit the Guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Change in Ownership. Any change in ownership of twenty-five percent (25%) or more of the shareholders of Borrower or Guarantor.

Adverse Change. A material adverse change occurs in Borrower's or Guarantors' financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Cure Provisions. If any default, other than a default in payment, is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within thirty (30) days; or (2) if the cure requires more than thirty (30) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Borrower agrees to pay all costs and expenses Lender incurs to collect the loan. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Borrower hereby waives the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of New York without regard to its conflicts of laws provisions. This Note has been accepted by Lender in the State of New York.

COLLATERAL. Borrower acknowledges this Note is secured by a Security Agreement of even date herewith, all the terms and conditions of which are hereby incorporated and made a part of this Note. If there is any inconsistency between the terms and conditions of this Note and the terms and conditions of the collateral documents, the terms and conditions of this Note shall prevail.

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

USURY. If at any time the effective interest rate under this Note would, but for this paragraph, exceed the maximum lawful rate, the effective interest rate under this Note shall be the maximum lawful rate, and any amount received by Lender in excess of such rate shall be applied to principal and then to fees and expenses, or, if no such amounts are owing, returned to Borrower.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

GENCO POWER SOLUTIONS, INC.

By: /S/ Anton Lee Wingeier
       Authorized Signer

SECURITY AGREEMENT

SECURITY AGREEMENT, dated as of May 8, 2006, between Genco Power Solutions, Inc. (the "Debtor"), and New Valu, Inc. (the "Secured Party").

WHEREAS, the Debtor has executed a Promissory Note in favor of the Secured Party, on even date herewith (the "Note"); and

WHEREAS, the Secured Party has required, as a condition of accepting said Note, that Debtor (among other things) execute this Agreement to secure all obligations under the Note; and

WHEREAS, the Debtor wishes to grant a security interest in favor of the Secured Party as herein provided;

NOW, THEREFORE, in consideration of the promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Definitions. The term "State," as used herein, means the State of New York. All terms defined in the Uniform Commercial Code of the State and used herein shall have the same definitions herein as specified therein. However, if a term is defined in Article 9 of the Uniform Commercial Code of the State differently than in another Article of the Uniform Commercial Code of the State, the term has the meaning specified in Article 9. The term "Obligations," as used herein, means all of the indebtedness, obligations and liabilities of the Debtor to the Secured Party, whether direct or indirect, joint or several, absolute or contingent, due or to become due, now existing or hereafter arising under or in respect of the Note or other instruments or agreements executed and delivered pursuant thereto or in connection therewith or this Agreement, and the term "Event of Default," as used herein, means the failure of the Debtor to pay or perform any of the Obligations as and when due to be paid or performed under the terms of the Note.

2.   Grant of Security Interest. The Debtor hereby grants to the Secured Party, to secure the payment and performance in full of all of the Obligations, a security interest in and so pledges and assigns to the Secured Party the following properties, assets and rights of the Debtor, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof (all of the same being hereinafter called the "Collateral"): (i) all Accounts Receivable, other receivables, accounts, contract rights, chattel paper and general intangibles (including, without limitation, goodwill, patents, trademarks, trade names, blueprints, designs, product lines and research and development) of Debtor, whether now owned or hereafter existing or acquired, (ii) all equipment (including all machinery, tools and furniture) and all inventory (including all merchandise, raw materials, work in process, finished goods and supplies) of any kind and all packaging and shipping materials, and any documents relating thereto, and all right, title and interest of Debtor therein and thereto, whether now owned or hereafter acquired by Debtor and wherever located; (iii) all instruments, documents of title, policies, and certificates of insurance, securities, bank deposits,

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deposit accounts, checking accounts and any and all monies, drafts, notes, items and other property of Debtor and the proceeds thereof, now or hereafter held or received by, or in transit to any lender from or for Debtor, whether for safekeeping, custody, pledge, transmission or otherwise, and any and all balances, sums, proceeds and credits of Debtor with, and any and all claims of Debtor against any lender at any time existing; (iv) all accessions, additions or improvements to, all replacements, substitutions and parts for, and all products and proceeds of the foregoing, in any form, including, without limitation, any insurance proceeds or claims by Debtor against third parties, for loss or damage to or destruction of any or all of the foregoing Collateral, (v) all intellectual property rights, and (vi) all books, records, documents and property relating to and all proceeds and products relating to or resulting from all of the foregoing.

3.   Authorization to File Financing Statements. The Debtor hereby irrevocably authorizes the Secured Party at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that (a) indicate the Collateral (i) as specified in paragraph 2 hereof, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the Uniform Commercial Code of the State or such jurisdiction, or (ii) as being of an equal or lesser scope or with greater detail, and (b) provide any other information required by part 5 of Article 9 of the Uniform Commercial Code of the State, or such other jurisdiction, for the sufficiency or filing office acceptance of any financing statement or amendment, including (i) whether the Debtor is an organization, the type of organization and any organizational identification number issued to the Debtor and, (ii) a sufficient description of the property to which the Collateral relates. The Debtor agrees to furnish any such information to the Secured Party promptly upon the Secured Party's request.

4.   Other Actions. To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take the following actions with respect to the following Collateral:

4.1.   Other Actions as to Any and All Collateral. The Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation, (a) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor, (b) causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral, (c) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral, (d) obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral, (e) taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5.   Representations and Warranties Concerning Debtor's Legal Status. The Debtor represents and warrants to the Secured Party as follows: (a) the Debtor's exact legal name is that indicated above and on the signature page hereof, (b) the Debtor is a corporation, and is organized in the State of Florida, (c) the Debtor's organizational identification number is _____, and (d) the Debtor's place of business or, if more than one, its chief executive office, as well as the Debtor's mailing address is 1141 South Rogers Circle, #11, Boca Raton, Florida 33487.

6.   Covenants Concerning Debtor's Legal Status. The Debtor covenants with the Secured Party as follows: (a) without providing at least 30 days prior written notice to the Secured Party, the Debtor will not change its name, its place of business or, if more than one, chief executive office, or its mailing address or organizational identification number if it has one, (b) if the Debtor does not have an organizational identification number and later obtains one, the Debtor shall forthwith notify the Secured Party of such organizational identification number, and (c) the Debtor will not change its type of organization, jurisdiction of organization or other legal structure.

7.   Representations and Warranties Concerning Collateral. The Debtor further represents and warrants to the Secured Party as follows: (a) the Debtor is the owner of or has other rights in or power to transfer the Collateral, free from any right or claim of any person or any adverse lien, security interest or other encumbrance, except for the security interest created by this Agreement (b) none of the account debtors or other persons obligated on any of the Collateral is a governmental authority covered by the Federal Assignment of Claims Act or like federal, state or local statute or rule in respect of such Collateral.

8.   Covenants Concerning Collateral. The Debtor further covenants with the Secured Party as follows: (a) the Collateral, to the extent not delivered to the Secured Party will be kept at those locations which have been disclosed to the Secured Party and the Debtor will not remove the Collateral from such locations, without providing at least thirty days prior written notice to the Secured Party, (b) except for the security interest herein granted, the Debtor shall be the owner of or have other rights in the Collateral free from any right or claim of any other person, lien, security interest or other encumbrance, and the Debtor shall defend the same against all claims and demands of all persons at any time claiming the same or any interests therein adverse to the Secured Party, (c) the Debtor shall not pledge, mortgage or create, or suffer to exist any right of any person in or claim by any person to the Collateral, or any security interest, lien or encumbrance in the Collateral in favor of any person, other than the Secured Party, (d) the Debtor will keep the Collateral in good order and will not use the same in violation of law, (e) the Debtor will permit the Secured Party, or its designee, to inspect the Collateral at any reasonable time, wherever located, (f) the Debtor will pay promptly when due all taxes, assessments, governmental charges and levies upon the Collateral or incurred in connection with this Agreement, (g) the Debtor will not sell or otherwise dispose, or offer to sell or otherwise dispose, of the Collateral or any interest therein.

9.   Secured Party's Obligations and Duties. Anything herein to the contrary notwithstanding, the Debtor shall remain obligated and liable under each contract or agreement comprised in the Collateral to be observed or performed by the Debtor thereunder. The Secured Party shall not have any obligation or liability under any such contract or agreement by reason of or arising out of this Agreement or the receipt by the Secured

Party of any payment relating to any of the Collateral, nor shall the Secured Party be obligated in any manner to perform any of the obligations of the Debtor under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by the Secured Party in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to the Secured Party or to which the Secured Party may be entitled at any time or times. The Secured Party's sole duty with respect to the custody, safe keeping and physical preservation of the Collateral in its possession, under Section 9-207 of the Uniform Commercial Code of the State or otherwise, shall be to deal with such Collateral in the same manner as the Secured Party deals with similar property for its own account.

10.   Notification to Account Debtors and Other Persons Obligated on Collateral. If a Default or an Event of Default shall have occurred and be continuing, the Debtor shall, at the request and option of the Secured Party, notify account debtors and other persons obligated on any of the Collateral of the security interest of the Secured Party in any account, general intangible, instrument or other Collateral and that payment thereof is to be made directly to the Secured Party or to any financial institution designated by the Secured Party as the Secured Party's agent therefor, and the Secured Party may itself, if a Default or an Event of Default shall have occurred and be continuing, without notice to or demand upon the Debtor, so notify account debtors and other persons obligated on Collateral. After the making of such a request or the giving of any such notification, the Debtor shall hold any proceeds of collection of accounts, chattel paper, general intangibles, instruments and other Collateral received by the Debtor as trustee for the Secured Party without commingling the same with other funds of the Debtor and shall turn the same over to the Secured Party in the identical form received, together with any necessary endorsements or assignments. The Secured Party shall apply the proceeds of collection of accounts, chattel paper, general intangibles, instruments and other Collateral received by the Secured Party to the Obligations, such proceeds to be immediately credited after final payment in cash or other immediately available funds of the items giving rise to them.

11.   Power of Attorney.

11.1.   Appointment and Powers of Secured Party. The Debtor hereby irrevocably constitutes and appoints the Secured Party and any officer or agent thereof, with full power of substitution, as its true and lawful attorneys-in-fact with full irrevocable power and authority in the place and stead of the Debtor or in the Secured Party's own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or useful to accomplish the purposes of this Agreement and, without limiting the generality of the foregoing, hereby gives said attorneys the power and right, on behalf of the Debtor, without notice to or assent by the Debtor, to do the following:

(a)   upon the occurrence and during the continuance of a Default or an Event of Default, generally to sell, transfer, pledge, make any agreement with respect to or otherwise dispose of or deal with any of the Collateral in such manner as is consistent with the Uniform Commercial Code of the State and as fully and completely as though the Secured Party were the absolute owner thereof for all purposes, and to do, at the Debtor's expense, at any time, or from time to time, all acts and things which the Secured Party deems necessary or useful to protect, preserve or realize upon the Collateral and the Secured Party's security interest therein, in order to effect the intent of this Agreement, all at least as fully and effectively as the Debtor might do, including, without limitation, the execution, delivery and recording, in connection with any sale or other disposition of any Collateral, of the endorsements, assignments or other instruments of conveyance or transfer with respect to such Collateral; and

(b)   to the extent that the Debtor's authorization given in Section 3 is not sufficient, to file such financing statements with respect hereto, with or without the Debtor's signature, or a photocopy of this Agreement in substitution for a financing statement, as the Secured Party may deem appropriate and to execute in the Debtor's name such financing statements and amendments thereto and continuation statements which may require the Debtor's signature.

11.2.   Ratification by Debtor. To the extent permitted by law, the Debtor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and is irrevocable.

11.3.   No Duty on Secured Party. The powers conferred on the Secured Party hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon it to exercise any such powers. The Secured Party shall be accountable only for the amounts that it actually receives as a result of the exercise of such powers, and neither it nor any of its officers, directors, employees or agents shall be responsible to the Debtor for any act or failure to act, except for the Secured Party's own gross negligence or willful misconduct.

12.   Rights and Remedies. If an Event of Default shall have occurred and be continuing, the Secured Party, without any other notice to or demand upon the Debtor, has in any jurisdiction in which enforcement hereof is sought, in addition to all other rights and remedies, the rights and remedies of a secured party under the Uniform Commercial Code of the State and any additional rights and remedies which may be provided to a secured party in any jurisdiction in which Collateral is located, including, without limitation, the right to take possession of the Collateral, and for that purpose the Secured Party may, so far as the Debtor can give authority therefor, enter upon any premises on which the Collateral may be situated and remove the same therefrom. The Secured Party may in its discretion require the Debtor to assemble all or any part of the Collateral at such location or locations within the jurisdiction(s) of the Debtor's principal office(s) or at such other locations as the Secured Party may reasonably designate. The Secured Party shall give to the Debtor at least five Business Days prior written notice of the time and place of any public sale of Collateral or of the time after which any private sale or any other intended disposition is to be made. The Debtor hereby acknowledges that five Business Days prior written notice of such sale or sales shall be reasonable notice. In addition, the Debtor waives any and all rights that it may have to a judicial hearing in advance of the enforcement of any of the Secured Party's rights and remedies hereunder, including, without limitation, its right following an Event of Default to take immediate possession of the Collateral and to exercise its rights and remedies with respect thereto.

13.   Standards for Exercising Rights and Remedies. To the extent that applicable law imposes duties on the Secured Party to exercise remedies in a commercially reasonable manner, the Debtor acknowledges and agrees that it is not commercially unreasonable for the Secured Party (a) to fail to incur expenses reasonably deemed significant by the Secured Party to prepare Collateral for disposition, (b) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain

governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (c) to fail to exercise collection remedies against account debtors or other persons obligated on Collateral or to fail to remove liens or encumbrances on or any adverse claims against Collateral, (d) to exercise collection remedies against account debtors and other persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (e) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (f) to contact other persons, whether or not in the same business as the Debtor, for expressions of interest in acquiring all or any portion of the Collateral, (g) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the collateral is of a specialized nature, (h) to dispose of Collateral by utilizing Internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets, (i) to dispose of assets in wholesale rather than retail markets, (j) to disclaim disposition warranties, (k) to purchase insurance or credit enhancements to insure the Secured Party against risks of loss, collection or disposition of Collateral or to provide to the Secured Party a guaranteed return from the collection or disposition of Collateral, or (l) to the extent deemed appropriate by the Secured Party, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist the Secured Party in the collection or disposition of any of the Collateral. The Debtor acknowledges that the purpose of this Section 13 is to provide non-exhaustive indications of what actions or omissions by the Secured Party would fulfill the Secured Party's duties under the Uniform Commercial Code or other law of the State or any other relevant jurisdiction in the Secured Party's exercise of remedies against the Collateral and that other actions or omissions by the Secured Party shall not be deemed to fail to fulfill such duties solely on account of not being indicated in this Section 13. Without limitation upon the foregoing, nothing contained in this Section 13 shall be construed to grant any rights to the Debtor or to impose any duties on the Secured Party that would not have been granted or imposed by this Agreement or by applicable law in the absence of this Section 13.

14.   No Waiver by Secured Party. The Secured Party shall not be deemed to have waived any of its rights or remedies in respect of the Obligations or the Collateral unless such waiver shall be in writing and signed by the Secured Party. No delay or omission on the part of the Secured Party in exercising any right or remedy shall operate as a waiver of such right or remedy or any other right or remedy. A waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion. All rights and remedies of the Secured Party with respect to the Obligations or the Collateral, whether evidenced hereby or by any other instrument or papers, shall be cumulative and may be exercised singularly, alternatively, successively or concurrently at such time or at such times as the Secured Party deems expedient.

15.   Suretyship Waivers by Debtor. The Debtor waives demand, notice, protest, notice of acceptance of this Agreement, notice of loans made, credit extended, Collateral received or delivered or other action taken in reliance hereon and all other demands and notices of any description. With respect to both the Obligations and the Collateral, the Debtor assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of or failure to perfect any security interest in any Collateral, to the addition or release of any party or person primarily or secondarily liable, to the acceptance of partial payment thereon and the settlement, compromising or adjusting of any thereof, all in such manner and at such time or times as the Secured Party may deem advisable. The Secured Party shall have no duty as to the collection or protection of the Collateral or any income therefrom, the preservation of rights against prior

parties, or the preservation of any rights pertaining thereto beyond the safe custody thereof as set forth. The Debtor further waives any and all other suretyship defenses.

16. Marshalling. The Secured Party shall not be required to marshal any present or future collateral security (including but not limited to the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights and remedies hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising. To the extent that it lawfully may, the Debtor hereby agrees that it will not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of the Secured Party's rights and remedies under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, the Debtor hereby irrevocably waives the benefits of all such laws.

17. Proceeds of Dispositions; Expenses. The Debtor shall pay to the Secured Party on demand any and all expenses, including reasonable attorneys' fees and disbursements, incurred or paid by the Secured Party in protecting, preserving or enforcing the Secured Party's rights and remedies under or in respect of any of the Obligations or any of the Collateral. After deducting all of said expenses, the residue of any proceeds of collection or sale or other disposition of the Collateral shall, to the extent actually received in cash, be applied to the payment of the Obligations in such order or preference as the Secured Party may determine, proper allowance and provision being made for any Obligations not then due. Upon the final payment and satisfaction in full of all of the Obligations and after making any payments required by Sections 9-608(a)(1)(C) or 9-615(a)(3) of the Uniform Commercial Code of the State, any excess shall be returned to the Debtor. In the absence of final payment and satisfaction in full of all of the Obligations, the Debtor shall remain liable for any deficiency.

18. Governing Law; Consent to Jurisdiction. THIS AGREEMENT IS INTENDED TO TAKE EFFECT AS A SEALED INSTRUMENT AND SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. The Debtor agrees that any action or claim arising out of, or any dispute in connection with, this Agreement, any rights, remedies, obligations, or duties hereunder, or the performance or enforcement hereof or thereof, may be brought in the courts of the State or any federal court sitting therein and consents to the non-exclusive jurisdiction of such court and to service of process in any such suit being made upon the Debtor by mail at the address set forth in the Perfection Certificate. The Debtor hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit is brought in an inconvenient court.

19. Waiver of Jury Trial. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. Except as prohibited by law, the Debtor waives any right which it may have to claim or recover in any litigation referred to in the preceding sentence any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual

damages. The Debtor (i) certifies that neither the Secured Party nor any representative, agent or attorney of the Secured Party has represented, expressly or otherwise, that the Secured Party would not, in the event of litigation, seek to enforce the foregoing waivers or other waivers contained in this Agreement, and (ii) acknowledges that, in entering into the Credit Agreement, the Secured Party is relying upon, among other things, the waivers and certifications contained in this Section.

20.   Miscellaneous. The headings of each section of this Agreement are for convenience only and shall not define or limit the provisions thereof. This Agreement and all rights and obligations hereunder shall be binding upon the Debtor and its respective successors and assigns, and shall inure to the benefit of the Secured Party and its successors and assigns. If any term of this Agreement shall be held to be invalid, illegal or unenforceable, the validity of all other terms hereof shall in no way be affected thereby, and this Agreement shall be construed and be enforceable as if such invalid, illegal or unenforceable term had not been included herein. The Debtor acknowledges receipt of a copy of this Agreement.

IN WITNESS WHEREOF, intending to be legally bound, the Debtor has caused this Agreement to be duly executed as of the date first above written.

GENCO POWER SOLUTIONS, INC.

By: _/S/Anton Lee Wingeier_____
Name: _Anton Lee Wingeier_____
Title: __CEO_____

NEW VALU, INC.

By: _____
Name: _____
Title: _____

EXHIBIT "A"

The Collateral and all books and records relating to the Collateral are located at 1141 South Rogers Circle, Suite 11, Boca Raton, Florida 33487.

COMMERCIAL GUARANTY

Borrower: Genco Power Solutions, Inc.   Lender: New Valu, Inc.
             1141 South Rogers Circle, Suite 11   300 Plaza Drive
             Boca Raton, Florida 33427   Vestal, New York 13850

Guarantor: ADSOUTH PARTNERS, INC.

AMOUNT OF GUARANTY. The amount of this Guaranty is Unlimited.

CONTINUING UNLIMITED GUARANTY. For good and valuable consideration, ADSOUTH, INC.("Guarantor") absolutely and unconditionally guarantees and promises to pay to NEW VALU, INC. ("Lender") or its order, in legal tender of the United States of America, the indebtedness (as that term is defined below) of GENCO POWER SOLUTIONS, INC. ("Borrower") to Lender on the terms and conditions set forth in this Guaranty. Under this Guaranty, the liability of the Guarantor is unlimited and the obligations of Guarantor are continuing.

DEFINITIONS. The following words shall have the following meanings when used in this Guaranty:

> **Borrower.** The word "Borrower" means GENCO POWER SOLUTIONS, INC.
>
> **Guarantor.** The word "Guarantor" means ADSOUTH PARTNERS, INC.
>
> **Guaranty.** The word "Guaranty" means this Guaranty made by Guarantor for the benefit of Lender dated as of May 8 , 2006.
>
> **Indebtedness Guaranteed.** The word "Indebtedness" is used in its most comprehensive sense and means and includes any and all of Borrower's liabilities, obligations, debts, and indebtedness to Lender, now existing or hereafter incurred or created, including, without limitation, all loans, advances, interest, costs, debts, overdraft indebtedness, other obligations, and liabilities of Borrower, and any present or future judgments against Borrower; and whether any such Indebtedness is voluntarily or involuntarily incurred, due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined; whether Borrower may be liable individually or jointly with others, or primarily or secondarily, or as guarantor or surety; whether recovery on the Indebtedness may be or may become barred or unenforceable against Borrower for any reason whatsoever; and whether the Indebtedness arises from transactions which may be voidable on account of infancy, insanity, ultra vires, or otherwise.
>
> **Lender.** The word "Lender" means NEW VALU, INC., its successors and assigns.
>
> **Related Documents.** The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

NATURE OF GUARANTY. Guarantor's liability under this Guaranty shall be open and continuous for so long as this Guaranty remains in force. Guarantor intends to guarantee at all times the performance and prompt payment when due, whether at maturity or earlier by reason of acceleration or otherwise, of all Indebtedness. Accordingly, no payments made upon the Indebtedness will discharge or diminish the continuing liability of Guarantor in connection with any remaining portions of the Indebtedness or any of the Indebtedness which subsequently arises or is thereafter incurred or contracted.

DURATION OF GUARANTY. This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Borrower, and will continue in full force until all Indebtedness incurred or contracted before receipt by Lender of any notice of revocation shall have been fully and finally paid and satisfied and all other obligations of Guarantor under this Guaranty shall have been performed in full. If Guarantor elects to revoke this Guaranty, Guarantor may only do so in writing. Guarantor's written notice of revocation must be mailed to Lender, by certified mail, at the address of Lender listed above or such other place as Lender may designate in writing. Written revocation of this Guaranty will apply only to advances or new Indebtedness created after actual receipt by Lender of Guarantor's written revocation. For this purpose and without limitation, the term "new Indebtedness" does not include Indebtedness which at the time of notice of revocation is contingent, unliquidated, undetermined or not due and which later becomes absolute, liquidated, determined or due. This Guaranty will continue to bind Guarantor for all Indebtedness incurred by Borrower or committed by Lender prior to receipt of Guarantor's written notice of revocation, including any extensions, renewals, substitutions or modifications of the Indebtedness. All renewals, extensions, substitutions, and modifications of the Indebtedness granted after Guarantor's revocation, are contemplated under this Guaranty and, specifically will not be considered to be new Indebtedness. Release of any other guarantor or termination of any other guaranty of the Indebtedness shall not affect the liability of Guarantor under this Guaranty. A revocation received by Lender from any one or more Guarantors shall not affect the liability of any remaining Guarantors under this Guaranty. It is anticipated that fluctuations may occur in the aggregate amount of Indebtedness covered by this Guaranty, and it is specifically acknowledged and agreed by Guarantor that reductions in the amount of Indebtedness, even to zero dollars ($0.00), prior to written revocation of this Guaranty shall not constitute a termination of this Guaranty. This Guaranty is binding upon Guarantor and Guarantor's, successors and assigns so long as any of the guaranteed Indebtedness remains unpaid and even though the Indebtedness guaranteed may from time to time be zero dollars ($0.00).

GUARANTOR'S AUTHORIZATION TO LENDER. Guarantor authorizes Lender, either before or after any revocation hereof, without notice or demand and without lessening Guarantor's liability under this Guaranty, from time to time: (a) prior to revocation as set forth above, to make one or more additional secured or unsecured loans to Borrower, to lease equipment or other goods to Borrower, or otherwise to extend additional credit to Borrower; (b) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the Indebtedness or any part of the Indebtedness, including increases and decreases of the rate of interest on the Indebtedness; extensions may be repeated and may be for longer than the original loan term; (c) to take and hold security for the payment of this Guaranty or the Indebtedness, and exchange, enforce, waive, subordinate, fail or decide not to perfect, and release any such security, with or without the substitution of new collateral; (d) to release, substitute, agree not to sue, or deal with any one or more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (e) to determine how, when and what application of payments and credits shall be made on the Indebtedness; (f) to apply such security and direct the order or manner of sale thereof, including without limitation, any nonjudicial sale permitted by the terms of the controlling security agreement or deed of trust, as Lender in its discretion may determine; (g) to sell, transfer, assign, or grant participations in all or any part of the Indebtedness; and (h) to assign or transfer this Guaranty in whole or in part.

GUARANTOR'S REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Lender that (a) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty; (b) this Guaranty is executed at Borrower's request and not at the request of Lender; (c) Guarantor has full power, right and authority to enter into this Guaranty; (d) the provisions of this Guaranty do not conflict with or result in a default under any agreement or other instrument binding upon Guarantor and do not result in a violation of any law, regulation, court decree or order applicable to Guarantor; (e) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets, or any interest therein; (f) upon Lender's request, Guarantor will provide to Lender financial and credit information in form acceptable to Lender, and all such financial information which currently has been, and all future financial information which will be provided to Lender is and will be true and correct in all material respects and fairly present the financial condition of Guarantor as of the dates the financial information is provided; (g) no material adverse change has occurred in Guarantor's financial condition since the date of the most recent financial statements provided to Lender and no event has occurred which may materially adversely affect Guarantor's financial condition; (h) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Guarantor is pending or threatened; (i) Lender has made no representations to Guarantor as to the creditworthiness of Borrower; and (j) Guarantor has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that, absent a request for information, Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Borrower.

GUARANTOR'S FINANCIAL STATEMENTS. Guarantor agrees to furnish Lender with the following:

    (A) Annual Statements. As soon as available, but in no event later than one-hundred-twenty (120) days after the end of each fiscal year, Guarantor's balance sheet and income statement for the year ended, prepared by Guarantor.

    (B) Tax Returns. As soon as available, but in no event later than one-hundred-twenty (120) days after the applicable filing date for the tax reporting period ended, Federal and other governmental tax returns, prepared by Guarantor.

All financial reports required to be provided under this Guaranty shall be prepared in accordance with GAAP, applied on a consistent basis, and certified by Guarantor as being true and correct.

GUARANTOR'S WAIVERS. Except as prohibited by applicable law, Guarantor waives any right

to require Lender (a) to continue lending money or to extend other credit to Borrower;
(b) to make any presentment, protest, demand, or notice of any kind, including notice of
any nonpayment of the Indebtedness or of any nonpayment related to any collateral, or
notice of any action or nonaction on the part of Borrower, Lender, any surety, endorser,
or other guarantor in connection with the Indebtedness or in connection with the creation
of new or additional loans or obligations; (c) to resort for payment or to proceed
directly or at once against any person, including Borrower or any other guarantor; (d) to
proceed directly against or exhaust any collateral held by Lender from Borrower, any
other guarantor, or any other person; (e) to pursue any other remedy within Lender's
power; or (f) to commit any act or omission of any kind, or at any time, with respect to
any matter whatsoever.

In addition to the waivers set forth above, if now or hereafter (a) Borrower shall be or
become insolvent, and (b) the Indebtedness shall not at all times until paid be fully
secured by collateral pledged by Borrower, Guarantor hereby forever waives and
relinquishes in favor of Lender and Borrower, and their respective successors, any claim
or right to payment Guarantor may now have or hereafter have or acquire against Borrower,
by subrogation or otherwise, so that at no time shall Guarantor be or become a "creditor"
of Borrower within the meaning of 11 U.S.C. Section 547(b), or any successor provision of
the Federal bankruptcy laws.

Guarantor also waives any and all rights or defenses arising by reason of (a) any "one
action" or "anti-deficiency" law or any other law which may prevent Lender from bringing
any action, including a claim for deficiency, against Guarantor, before or after Lender's
commencement or completion of any foreclosure action, either judicially or by exercise of
a power of sale; (b) any election of remedies by Lender which destroys or otherwise
adversely affects Guarantor's subrogation rights or Guarantor's rights to proceed against
Borrower for reimbursement, including without limitation, any loss of rights Guarantor
may suffer by reason of any law limiting, qualifying, or discharging the Indebtedness;
(c) any disability or other defense of Borrower, or any other guarantor, or of any other
person, or by reason of the cessation of Borrower's liability from any cause whatsoever,
other than payment in full in legal tender of the Indebtedness; (d) any right to claim
discharge of the Indebtedness on the basis of unjustified impairment of any collateral to
Indebtedness of Borrower to Lender which is not barred by any applicable statute of
limitations; (e) any statute of limitations, if at any time any action or suit brought by
Lender against Guarantor is commenced there is outstanding Indebtedness of Borrower to
Lender which is not barred by any applicable statute of limitations; or (f) any defenses
given to guarantors at law or in equity other than actual payment and performance of the
Indebtedness. If payment is made by Borrower, whether voluntarily or otherwise, or by
any third party, on the Indebtedness and thereafter Lender is forced to remit the amount
of that payment to Borrower's trustee in bankruptcy or to any similar person under any
federal or state bankruptcy law or law for the relief of debtors, the Indebtedness shall
be considered unpaid for the purpose of enforcement of this Guaranty.

Guarantor further waives and agrees not to assert or claim at any time any deductions to
the amount guaranteed under this Guaranty for any claim of setoff, counterclaim, counter
demand, recoupment or similar right, whether such claim, demand or right may be asserted
by the Borrower, the Guarantor, or both.

GUARANTOR'S UNDERSTANDING WITH RESPECT TO WAIVERS. Guarantor warrants and agrees that
each of the waivers set forth above is made with Guarantor's full knowledge of its
significance and consequences and that, under the circumstances, the waivers are
reasonable and not contrary to public policy or law. If any such waiver is determined to

be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

SUBORDINATION OF BORROWER'S DEBTS TO GUARANTOR. Guarantor agrees that the Indebtedness of Borrower to Lender, whether now existing or hereafter created, shall be superior to any claim that Guarantor may now have or hereafter acquire against Borrower, whether or not Borrower becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Borrower, upon any account whatsoever, to any claim that Lender may now or hereafter have against Borrower. In the event of insolvency and consequent liquidation of the assets of Borrower, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Borrower applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness of Borrower to Lender. Guarantor does hereby assign to Lender all claims which it may have or acquire against Borrower or against any assignee or trustee in bankruptcy of Borrower; provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the Indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Borrower to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender. Guarantor agrees, and Lender hereby is authorized, in the name of Guarantor, from time to time to execute and file financing statements and continuation statements and to execute such other documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Guaranty:

> **Amendments.** This Guaranty, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

> **Attorneys' Fees; Expenses.** Guarantor agrees to pay upon demand all of Lender's costs and expenses, including reasonable attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Guaranty. Lender may hire or pay someone else to help enforce this Guaranty, and Guarantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's reasonable attorneys' fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Guarantor also shall pay all court costs and such additional fees as may be directed by the court.

> **Caption Headings.** Caption headings in this Guaranty are for convenience purposes only and are not to be used to interpret or define the provisions of this Guaranty.

> **Governing Applicable Law.** This Guaranty has been delivered to Lender and accepted by Lender in the State of New York. If there is a lawsuit, Guarantor agrees upon Lender's request to submit to the jurisdiction of the courts of Broome County, State of New York. Lender and Guarantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Guarantor

against the other. This Guaranty shall be governed by and construed in accordance with the laws of the State of New York without regard to its principles of conflicts of law.

Integration. Guarantor further agrees that Guarantor has read and fully understands the terms of this Guaranty; Guarantor has had the opportunity to be advised by Guarantor's attorney with respect to this Guaranty; the Guaranty fully reflects Guarantor's intentions and parol evidence is not required to interpret the terms of this Guaranty. Guarantor hereby indemnifies and holds Lender harmless from all losses, claims, damages, and costs (including Lender's attorneys' fees) suffered or incurred by Lender as a result of any breach by Guarantor of the warranties, representations and agreements of this paragraph.

Interpretation. In all cases where there is more than one Borrower or Guarantor, then all words used in this Guaranty in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Guaranty or when this Guaranty is executed by more than one Guarantor, the words "Borrower" and "Guarantor" respectively shall mean all and any one or more of them. The words "Guarantor", "Borrower", and "Lender" include the heirs, successors, assigns, and transferees of each of them. If a court of competent jurisdiction finds any provision of this Guaranty to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other person or circumstances, and all provisions of this Guaranty in all other respects shall remain valid and enforceable. If any one or more of Borrower or Guarantor are corporations or partnerships, it is not necessary for Lender to inquire into the powers of Borrower or Guarantor or of the officers, directors, partners, or agents acting or purporting to act on their behalf, and any Indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty.

Notices. All notices required to be given by either party to the other under this Guaranty shall be in writing, and, except for revocation notices by Guarantor, shall be effective when actually delivered or when deposited with a nationally recognized overnight courier, or when deposited in the United States mail, first class postage prepaid, addressed to the party to whom the notice is to be given at the address shown above or to such other addresses as either party may designate to the other in writing. All revocation notices by Guarantor shall be in writing and shall be effective only upon delivery to Lender as provided above in the section titled "DURATION OF GUARANTY." If there is more than one Guarantor, notice to any Guarantor will constitute notice to all Guarantors. For notice purposes, Guarantor agrees to keep Lender informed at all times of Guarantor's current address.

No Waiver By Lender. Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender's rights or any of Guarantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Successors and Assigns. Subject to any limitations stated in this Guaranty on transfer of Guarantor's interest, this Guaranty shall be binding upon and inure to the benefit of the parties, their successors and assigns.

Waive Jury. Lender and Guarantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

THE UNDERSIGNED GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS GUARANTY AND AGREES TO ITS TERMS. IN ADDITION, GUARANTOR UNDERSTANDS THAT THIS GUARANTY IS EFFECTIVE UPON GUARANTOR'S EXECUTION AND DELIVERY OF THIS GUARANTY TO LENDER AND THAT THE GUARANTY WILL CONTINUE UNTIL TERMINATED IN THE MANNER SET FORTH IN THE SECTION TITLED "DURATION OF GUARANTY". NO FORMAL ACCEPTANCE BY LENDER IS NECESSARY TO MAKE THIS GUARANTY EFFECTIVE. THIS GUARANTY IS EFFECTIVE AS OF May 8 , 2006.

GUARANTOR:

ADSOUTH PARTNERS, INC.

By: _/S/ Anton Lee Wingeier___
Name:
Title: __CFO_____

COMMERCIAL GUARANTY

Borrower: Genco Power Solutions, Inc.   Lender: New Valu, Inc.
             1141 South Rogers Circle, Suite 11   300 Plaza Drive
             Boca Raton, Florida 33427   Vestal, New York 13850

Guarantor: JOHN P. ACUNTO, JR.

AMOUNT OF GUARANTY. The amount of this Guaranty is Unlimited.

CONTINUING UNLIMITED GUARANTY. For good and valuable consideration, JOHN P. ACUNTO, JR.("Guarantor") absolutely and unconditionally guarantees and promises to pay to NEW VALU, INC. ("Lender") or its order, in legal tender of the United States of America, the indebtedness (as that term is defined below) of GENCO POWER SOLUTIONS, INC. ("Borrower") to Lender on the terms and conditions set forth in this Guaranty. Under this Guaranty, the liability of the Guarantor is unlimited and the obligations of Guarantor are continuing.

DEFINITIONS. The following words shall have the following meanings when used in this Guaranty:

> **Borrower.** The word "Borrower" means GENCO POWER SOLUTIONS, INC.

> **Guarantor.** The word "Guarantor" means JOHN P. ACUNTO, JR.

> **Guaranty.** The word "Guaranty" means this Guaranty made by Guarantor for the benefit of Lender dated as of May 8 , 2006.

> **Indebtedness Guaranteed.** The word "Indebtedness" is used in its most comprehensive sense and means and includes any and all of Borrower's liabilities, obligations, debts, and indebtedness to Lender, now existing or hereafter incurred or created, including, without limitation, all loans, advances, interest, costs, debts, overdraft indebtedness, other obligations, and liabilities of Borrower, and any present or future judgments against Borrower; and whether any such Indebtedness is voluntarily or involuntarily incurred, due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined; whether Borrower may be liable individually or jointly with others, or primarily or secondarily, or as guarantor or surety; whether recovery on the Indebtedness may be or may become barred or unenforceable against Borrower for any reason whatsoever; and whether the Indebtedness arises from transactions which may be voidable on account of infancy, insanity, ultra vires, or otherwise.

> **Lender.** The word "Lender" means NEW VALU, INC., its successors and assigns.

> **Related Documents.** The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

NATURE OF GUARANTY. Guarantor's liability under this Guaranty shall be open and continuous for so long as this Guaranty remains in force. Guarantor intends to guarantee at all times the performance and prompt payment when due, whether at maturity or earlier by reason of acceleration or otherwise, of all Indebtedness. Accordingly, no payments made upon the Indebtedness will discharge or diminish the continuing liability of Guarantor in connection with any remaining portions of the Indebtedness or any of the Indebtedness which subsequently arises or is thereafter incurred or contracted.

DURATION OF GUARANTY. This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Borrower, and will continue in full force until all Indebtedness incurred or contracted before receipt by Lender of any notice of revocation shall have been fully and finally paid and satisfied and all other obligations of Guarantor under this Guaranty shall have been performed in full. If Guarantor elects to revoke this Guaranty, Guarantor may only do so in writing. Guarantor's written notice of revocation must be mailed to Lender, by certified mail, at the address of Lender listed above or such other place as Lender may designate in writing. Written revocation of this Guaranty will apply only to advances or new Indebtedness created after actual receipt by Lender of Guarantor's written revocation. For this purpose and without limitation, the term "new Indebtedness" does not include Indebtedness which at the time of notice of revocation is contingent, unliquidated, undetermined or not due and which later becomes absolute, liquidated, determined or due. This Guaranty will continue to bind Guarantor for all Indebtedness incurred by Borrower or committed by Lender prior to receipt of Guarantor's written notice of revocation, including any extensions, renewals, substitutions or modifications of the Indebtedness. All renewals, extensions, substitutions, and modifications of the Indebtedness granted after Guarantor's revocation, are contemplated under this Guaranty and, specifically will not be considered to be new Indebtedness. This Guaranty shall bind the estate of Guarantor as to Indebtedness created both before and after the death or incapacity of Guarantor, regardless of Lender's actual notice of Guarantor's death. Subject to the foregoing, Guarantor's executor or administrator or other legal representative may terminate this Guaranty in the same manner in which Guarantor might have terminated it and with the same effect. Release of any other guarantor or termination of any other guaranty of the Indebtedness shall not affect the liability of Guarantor under this Guaranty. A revocation received by Lender from any one or more Guarantors shall not affect the liability of any remaining Guarantors under this Guaranty. It is anticipated that fluctuations may occur in the aggregate amount of Indebtedness covered by this Guaranty, and it is specifically acknowledged and agreed by Guarantor that reductions in the amount of Indebtedness, even to zero dollars ($0.00), prior to written revocation of this Guaranty shall not constitute a termination of this Guaranty. This Guaranty is binding upon Guarantor and Guarantor's heirs, successors and assigns so long as any of the guaranteed Indebtedness remains unpaid and even though the Indebtedness guaranteed may from time to time be zero dollars ($0.00).

GUARANTOR'S AUTHORIZATION TO LENDER. Guarantor authorizes Lender, either before or after any revocation hereof, without notice or demand and without lessening Guarantor's liability under this Guaranty, from time to time: (a) prior to revocation as set forth above, to make one or more additional secured or unsecured loans to Borrower, to lease equipment or other goods to Borrower, or otherwise to extend additional credit to Borrower; (b) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the Indebtedness or any part of the

Indebtedness, including increases and decreases of the rate of interest on the Indebtedness; extensions may be repeated and may be for longer than the original loan term; (c) to take and hold security for the payment of this Guaranty or the Indebtedness, and exchange, enforce, waive, subordinate, fail or decide not to perfect, and release any such security, with or without the substitution of new collateral; (d) to release, substitute, agree not to sue, or deal with any one or more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (e) to determine how, when and what application of payments and credits shall be made on the Indebtedness; (f) to apply such security and direct the order or manner of sale thereof, including without limitation, any nonjudicial sale permitted by the terms of the controlling security agreement or deed of trust, as Lender in its discretion may determine; (g) to sell, transfer, assign, or grant participations in all or any part of the Indebtedness; and (h) to assign or transfer this Guaranty in whole or in part.

GUARANTOR'S REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Lender that (a) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty; (b) this Guaranty is executed at Borrower's request and not at the request of Lender; (c) Guarantor has full power, right and authority to enter into this Guaranty; (d) the provisions of this Guaranty do not conflict with or result in a default under any agreement or other instrument binding upon Guarantor and do not result in a violation of any law, regulation, court decree or order applicable to Guarantor; (e) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets, or any interest therein; (f) upon Lender's request, Guarantor will provide to Lender financial and credit information in form acceptable to Lender, and all such financial information which currently has been, and all future financial information which will be provided to Lender is and will be true and correct in all material respects and fairly present the financial condition of Guarantor as of the dates the financial information is provided; (g) no material adverse change has occurred in Guarantor's financial condition since the date of the most recent financial statements provided to Lender and no event has occurred which may materially adversely affect Guarantor's financial condition; (h) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Guarantor is pending or threatened; (i) Lender has made no representations to Guarantor as to the creditworthiness of Borrower; and (j) Guarantor has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that, absent a request for information, Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Borrower.

GUARANTOR'S FINANCIAL STATEMENTS. Guarantor agrees to furnish Lender with the following:

(A) **Annual Statements.** As soon as available, but in no event later than one-hundred-twenty (120) days after the end of each fiscal year, Guarantor's balance sheet and income statement for the year ended, prepared by Guarantor.

(B) **Tax Returns.** As soon as available, but in no event later than one-hundred-twenty (120) days after the applicable filing date for the tax reporting period ended, Federal and other governmental tax returns, prepared by Guarantor.

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All financial reports required to be provided under this Guaranty shall be prepared in accordance with GAAP, applied on a consistent basis, and certified by Guarantor as being true and correct.

GUARANTOR'S WAIVERS. Except as prohibited by applicable law, Guarantor waives any right to require Lender (a) to continue lending money or to extend other credit to Borrower; (b) to make any presentment, protest, demand, or notice of any kind, including notice of any nonpayment of the Indebtedness or of any nonpayment related to any collateral, or notice of any action or nonaction on the part of Borrower, Lender, any surety, endorser, or other guarantor in connection with the Indebtedness or in connection with the creation of new or additional loans or obligations; (c) to resort for payment or to proceed directly or at once against any person, including Borrower or any other guarantor; (d) to proceed directly against or exhaust any collateral held by Lender from Borrower, any other guarantor, or any other person; (e) to pursue any other remedy within Lender's power; or (f) to commit any act or omission of any kind, or at any time, with respect to any matter whatsoever.
In addition to the waivers set forth above, if now or hereafter (a) Borrower shall be or become insolvent, and (b) the Indebtedness shall not at all times until paid be fully secured by collateral pledged by Borrower, Guarantor hereby forever waives and relinquishes in favor of Lender and Borrower, and their respective successors, any claim or right to payment Guarantor may now have or hereafter have or acquire against Borrower, by subrogation or otherwise, so that at no time shall Guarantor be or become a "creditor" of Borrower within the meaning of 11 U.S.C. Section 547(b), or any successor provision of the Federal bankruptcy laws.

Guarantor also waives any and all rights or defenses arising by reason of (a) any "one action" or "anti-deficiency" law or any other law which may prevent Lender from bringing any action, including a claim for deficiency, against Guarantor, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale; (b) any election of remedies by Lender which destroys or otherwise adversely affects Guarantor's subrogation rights or Guarantor's rights to proceed against Borrower for reimbursement, including without limitation, any loss of rights Guarantor may suffer by reason of any law limiting, qualifying, or discharging the Indebtedness; (c) any disability or other defense of Borrower, or any other guarantor, or of any other person, or by reason of the cessation of Borrower's liability from any cause whatsoever, other than payment in full in legal tender of the Indebtedness; (d) any right to claim discharge of the Indebtedness on the basis of unjustified impairment of any collateral to Indebtedness of Borrower to Lender which is not barred by any applicable statute of limitations; (e) any statute of limitations, if at any time any action or suit brought by Lender against Guarantor is commenced there is outstanding Indebtedness of Borrower to Lender which is not barred by any applicable statute of limitations; or (f) any defenses given to guarantors at law or in equity other than actual payment and performance of the Indebtedness. If payment is made by Borrower, whether voluntarily or otherwise, or by any third party, on the Indebtedness and thereafter Lender is forced to remit the amount of that payment to Borrower's trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, the Indebtedness shall be considered unpaid for the purpose of enforcement of this Guaranty.

Guarantor further waives and agrees not to assert or claim at any time any deductions to the amount guaranteed under this Guaranty for any claim of setoff, counterclaim, counter demand, recoupment or similar right, whether such claim, demand or right may be asserted by the Borrower, the Guarantor, or both.

GUARANTOR'S UNDERSTANDING WITH RESPECT TO WAIVERS. Guarantor warrants and agrees that each of the waivers set forth above is made with Guarantor's full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any such waiver is determined to be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

SUBORDINATION OF BORROWER'S DEBTS TO GUARANTOR. Guarantor agrees that the Indebtedness of Borrower to Lender, whether now existing or hereafter created, shall be superior to any claim that Guarantor may now have or hereafter acquire against Borrower, whether or not Borrower becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Borrower, upon any account whatsoever, to any claim that Lender may now or hereafter have against Borrower. In the event of insolvency and consequent liquidation of the assets of Borrower, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Borrower applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness of Borrower to Lender. Guarantor does hereby assign to Lender all claims which it may have or acquire against Borrower or against any assignee or trustee in bankruptcy of Borrower; provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the Indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Borrower to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender. Guarantor agrees, and Lender hereby is authorized, in the name of Guarantor, from time to time to execute and file financing statements and continuation statements and to execute such other documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Guaranty:

> **Amendments.** This Guaranty, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

> **Attorneys' Fees; Expenses.** Guarantor agrees to pay upon demand all of Lender's costs and expenses, including reasonable attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Guaranty. Lender may hire or pay someone else to help enforce this Guaranty, and Guarantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's reasonable attorneys' fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Guarantor also shall pay all court costs and such additional fees as may be directed by the court.

> **Caption Headings.** Caption headings in this Guaranty are for convenience purposes only and are not to be used to interpret or define the provisions of this Guaranty.

> **Governing Applicable Law.** This Guaranty has been delivered to Lender and accepted

by Lender in the State of New York. If there is a lawsuit, Guarantor agrees upon Lender's request to submit to the jurisdiction of the courts of Broome County, State of New York. Lender and Guarantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Guarantor against the other. This Guaranty shall be governed by and construed in accordance with the laws of the State of New York without regard to its principles of conflicts of law.

Integration. Guarantor further agrees that Guarantor has read and fully understands the terms of this Guaranty; Guarantor has had the opportunity to be advised by Guarantor's attorney with respect to this Guaranty; the Guaranty fully reflects Guarantor's intentions and parol evidence is not required to interpret the terms of this Guaranty. Guarantor hereby indemnifies and holds Lender harmless from all losses, claims, damages, and costs (including Lender's attorneys' fees) suffered or incurred by Lender as a result of any breach by Guarantor of the warranties, representations and agreements of this paragraph.

Interpretation. In all cases where there is more than one Borrower or Guarantor, then all words used in this Guaranty in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Guaranty or when this Guaranty is executed by more than one Guarantor, the words "Borrower" and "Guarantor" respectively shall mean all and any one or more of them. The words "Guarantor", "Borrower", and "Lender" include the heirs, successors, assigns, and transferees of each of them. If a court of competent jurisdiction finds any provision of this Guaranty to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other person or circumstances, and all provisions of this Guaranty in all other respects shall remain valid and enforceable. If any one or more of Borrower or Guarantor are corporations or partnerships, it is not necessary for Lender to inquire into the powers of Borrower or Guarantor or of the officers, directors, partners, or agents acting or purporting to act on their behalf, and any Indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty.

Notices. All notices required to be given by either party to the other under this Guaranty shall be in writing, and, except for revocation notices by Guarantor, shall be effective when actually delivered or when deposited with a nationally recognized overnight courier, or when deposited in the United States mail, first class postage prepaid, addressed to the party to whom the notice is to be given at the address shown above or to such other addresses as either party may designate to the other in writing. All revocation notices by Guarantor shall be in writing and shall be effective only upon delivery to Lender as provided above in the section titled "DURATION OF GUARANTY." If there is more than one Guarantor, notice to any Guarantor will constitute notice to all Guarantors. For notice purposes, Guarantor agrees to keep Lender informed at all times of Guarantor's current address.

No Waiver By Lender. Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this

Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender's rights or any of Guarantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Successors and Assigns. Subject to any limitations stated in this Guaranty on transfer of Guarantor's interest, this Guaranty shall be binding upon and inure to the benefit of the parties, their successors and assigns.

Waive Jury. Lender and Guarantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

THE UNDERSIGNED GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS GUARANTY AND AGREES TO ITS TERMS. IN ADDITION, GUARANTOR UNDERSTANDS THAT THIS GUARANTY IS EFFECTIVE UPON GUARANTOR'S EXECUTION AND DELIVERY OF THIS GUARANTY TO LENDER AND THAT THE GUARANTY WILL CONTINUE UNTIL TERMINATED IN THE MANNER SET FORTH IN THE SECTION TITLED "DURATION OF GUARANTY". NO FORMAL ACCEPTANCE BY LENDER IS NECESSARY TO MAKE THIS GUARANTY EFFECTIVE. THIS GUARANTY IS EFFECTIVE AS OF MAY 8 , 2006.

GUARANTOR:

 /S/ John P. Acunto, Jr.
John P. Acunto, Jr.